Reply to the Attention of	Herbert (Herb) I. Ono
Direct Line	604.691.7493
Direct Fax	604.893.2398
Email Address	herbert.ono@mcmillan.ca
Our File No.	62250-0007
Date	June 29, 2012

Via EDGAR Correspondence

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States of America 20549-4628

Attention:         Mr. James Lopez, Legal Branch Chief

Dear Sirs/Mesdames:

Re:	Silvermex Resources Inc.
Registration Statement on Form 40-FR12G
Filed April 2, 2012
Response dated May 23, 2012
File No. 000-50116

     We refer to our letters to the Securities and Exchange Commission dated June 25, 2012 and June 26, 2012 in respect of the above-captioned matter. We confirm that Silvermex Resources Inc. (“Silvermex”) is now in receipt of the approval of the Supreme Court of British Columbia, as well as all necessary regulatory approvals, in respect of the proposed business combination transaction (the “Arrangement”) between Silvermex and First Majestic Silver Corp. (“First Majestic” and together with Silvermex, the “Parties”) (NYSE: AG; TSX: FR). Accordingly, the Parties expect the Arrangement to close (the “Closing”) on Wednesday, July 4, 2012.

     Under applicable Canadian securities rules, Silvermex’s amended Annual Information Form (the “Amended AIF”) would have to be substantially revised if it were to be filed with the relevant Canadian Securities Administrators subsequent to Closing, to reflect that fact that Silvermex would then be a wholly-owned subsidiary of First Majestic. Accordingly, in order to avoid the anticipated significant costs and the added burden on the respective management teams of the Parties that preparing the revised disclosure would entail, Silvermex would like to cause the Amended AIF to be filed with the Canadian Securities Administrators prior to Closing –preferably on Tuesday, July 3, 2012. However, given the compressed time frame, we anticipate that this will mean that Silvermex likely would not have had the benefit of Staff’s review of the Amended AIF prior to such filing. Accordingly, Silvermex would only proceed with filing of

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June 29, 2012

the Amended AIF (with such updates as may be required to the date of filing) via SEDAR if that would be acceptable to Staff (on the understanding that a further amendment would be required if Staff identifies any other issues with respect to the disclosure contained in the Amended AIF).

     Given the relatively few revisions that have been proposed for inclusion in the draft of the amended Management’s Discussion and Analysis (the “Amended MD&A”) furnished to Staff under cover of our letter of June 25, 2012, Silvermex would also like to proceed with the filing of the Amended MD&A on SEDAR prior to Closing, if that would be acceptable to Staff (on the understanding that a further amendment would be required if Staff identifies any other issues with respect to the disclosure contained in the Amended MD&A).

     Silvermex appreciates that, unlike the Amended AIF and the Amended MD&A, an earlier draft of the restated audited financial statements for the years ended December 31, 2011 and 2010 (the “Restated Financial Statements”) was not furnished to Staff under cover of our response letter dated May 23, 2012. Accordingly, Silvermex does not propose to file the Restated Financial Statements with Canadian Securities Administrators until Staff’s comments thereon have been resolved.

     In light of the foregoing, Silvermex would be most grateful if Staff could confirm, at their earliest convenience, that Silvermex may proceed with the filing of the Amended AIF and the Amended MD&A with the Canadian Securities Administrators on or about Tuesday, July 3, 2012.

     On behalf of Silvermex, we thank the Commission for its continued attention to this matter.

Yours very truly,

/s/ Herbert I. Ono

Herbert (Herb) I. Ono